UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

CNPJ nº 90.400.888/0001-42

NIRE 35.300.332.067

Publicy-Held Company with Authorized Capital

NOTICE TO THE MARKET

BANCO SANTANDER (BRASIL) S.A. (“Santander”) hereby informs shareholders and the market in general that its subsidiary Santander Corretora de Seguros, Investimentos e Serviços S.A. (“Santander Corretora”), jointly with Santander, executed a contract for the partial sale of its equities, representing 40% of the stock capital of Webmotors S.A. (“Webmotors”) to Carsales.com Investments PTY LTD (“Carsales”) for the amount of R$1,240 billion (one billion and two hundred and forty million Reais) (“Transaction”), corresponding to a total Webmotors valuation of R$3,1 billion (three billion and one hundred million Reais). After the closing of the Transaction Santander Corretora will hold 30% and Carsales will hold 70% of the capital stock of Webmotors.

As a result of the Transaction, the stake of Carsales at Webmotors rises to 70% of the share capital, while Santander Brasil maintains its commercial exclusivity and continues to be the credit platform and financial solutions for transactions made through the platform.

The Transaction will allow Webmotors to benefit even more from Carsales expertise in digital marketing, products and services for the automotive ecosystem, improving its value offer to dealerships, franchises, automakers and final customers.

The closing of the Transaction will be subject to compliance with usual suspensive conditions in similar transactions, including obtaining the relevant regulatory authorizations.

São Paulo, March 7, 2023.

Angel Santodomingo Martell

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 7, 2023

Banco Santander (Brasil) S.A.

By:	/S/ Andrea Marques de Almeida
Andrea Marques de Almeida Executive Vice-President

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer